UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FairPoint Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

305560 10 4

(CUSIP Number)

February 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305560 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Schuchert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Amendment No. 1 to Schedule 13G

The Schedule 13G (the “Schedule”) filed by Kelso Partners V, L.P. (“Partners V”), Kelso Investment Associates V, L.P. (“KIA V”), Kelso Equity Partners V, L.P. (“KEP V”), Philip E. Berney, Frank K. Bynum, Jr., James J. Connors, II, Michael B. Goldberg, Frank J. Loverro, George E. Matelich, Frank T. Nickell, Joseph S. Schuchert, David I. Wahrhaftig and Thomas R. Wall, IV on February 14, 2006 is hereby amended and supplemented as set forth below in this Amendment No. 1 to the Schedule (the “Amendment”).  The Amendment is being filed to reflect that effective February 28, 2006, Joseph S. Schuchert ceased to be a general partner, and became a limited partner, of each of Partners V and KEP V.  Partners V is the general partner of KIA V.  As a result, Mr. Schuchert may no longer be deemed to share beneficial ownership of the securities owned of record by KIA V and KEP V.

Item 2.
(a)

Name of Person Filing

The disclosure in Item 2(a) is hereby amended and restated in its entirety as follows.

Kelso Partners V, L.P.

Kelso Investment Associates V, L.P.

Kelso Equity Partners V, L.P.

Philip E. Berney

Frank K. Bynum, Jr.

James J. Connors, II,

Michael B. Goldberg

Frank J. Loverro

George E. Matelich

Frank T. Nickell

David I. Wahrhaftig

Thomas R. Wall, IV

Item 4. (c)

The disclosure in the last paragraph of Item 4(c) is hereby amended and restated in its entirety as follows:

Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall may be deemed to share beneficial ownership of securities owned of record by KIA V and KEP V, by virtue of their status as general partners of KEP V and Partners V, but disclaim beneficial ownership of such securities, and this report shall not be deemed an admission that any of Messrs. Berney, Bynum, Connors, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig and Wall is the beneficial owner of these securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 9, 2006

JOSEPH S. SCHUCHERT
Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact**

**The Power of Attorney filed with the Securities and Exchange Commission with the Form 3, dated February 3, 2005 in respect of the securities of FairPoint Communications, Inc. by Joseph S. Schuchert is hereby incorporated by reference.